UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-40952

Babylon Holdings Limited

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Executive Officer Developments

Paul-Henri Ferrand.  Mr. Ferrand, formerly the Chief Business Officer of Babylon Holdings Limited (“Babylon”), has been appointed as Babylon’s Chief Operating Officer effective immediately. In this expanded role, Mr. Ferrand will continue to lead Babylon’s Go-to-Market teams, but will also lead Babylon’s wider business operations, including strategic and operational planning. Mr. Ferrand joined Babylon in October 2020. Prior to joining Babylon, Mr. Ferrand served as Chief Operating Officer at Brex, a financial services company, from November 2019 to September 2020. Previously, Mr. Ferrand served as President of Global Customer Operations at Google, from August 2017 to June 2019, and as Vice President US Sales & Operations at Google from May 2014 to August 2017.

Steve Davis.  Mr. Davis has resigned from his position as Chief Technology Officer, effective August 12, 2022. Mr. Davis’s responsibilities are being transitioned to Praveen Hirsave, Babylon’s Vice President of Engineering, who currently oversees Babylon’s member and artificial intelligence platform strategies. Babylon wishes Steve well in the future.

Darshak Sanghavi.  Effective immediately, Mr. Sanghavi’s role as Babylon’s Chief Medical Officer has been expanded to include oversight of Babylon’s clinical organizations. In this expanded role, Mr. Sanghavi’s additional responsibilities will include partnering with the regional general managers of Babylon’s clinical operations to ensure that Babylon’s technology and services create direct value to the improvement of contract margins and the engagement of Babylon’s members. Mr. Sanghavi joined Babylon in May 2021. Prior to joining Babylon, Mr. Sanghavi served as Chief Medical Officer at UnitedHealthcare, a provider of health benefits programs in the United States, from August 2019 to August 2020. Previously, Mr. Sanghavi served as Chief Medical Officer at OptumLabs, a pharmacy benefit manager and part of UnitedHealth Group Incorporated, from August 2016 to August 2019, and in the Obama Administration as the Director of Preventative and Population Health at the Center for Medicare and Medicaid Innovation from August 2014 to September 2016. Mr. Sanghavi is also an Associate Professor of Pediatrics and served as Chief of Pediatric Cardiology at the University of Massachusetts Medical School from October 2005 to August 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: August 1, 2022	/s/ Charlie Steel
Charlie Steel
Chief Financial Officer